Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

August 17, 2009

Justin Dobbie, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for Period Ended March 31, 2009
Filed May 11, 2009
File No. 000-17820

Dear Mr. Dobbie:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to Thomas J. Shara, the Company’s President and Chief Executive Officer, dated July 20, 2009. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 3-Legal Proceedings, page 18

1. SEC Comment:	Please explain how you determined that legal proceedings that could be material to the consolidated results of operations of any one period do not need to be described. Please tell us whether there are any such legal proceedings pending. See Item 103 of Regulation S-K.

Company Response:	The Company hereby clarifies that at December 31, 2008, and at the date of this letter, there were no, and are no, significant legal proceedings pending. In future filings, if there are no such pending legal proceedings, the Company’s disclosure will read as follows: “There are no pending legal proceedings involving the Company or the Bank other than those arising in the normal course of business. Management does not anticipate that the potential liability, if any, arising out of such legal proceedings will have a material effect on the financial condition or results of operations of the Company and the Bank on a consolidated basis.”

Justin Dobbie, Esq.	August 17, 2009

Financial Condition

Loans and Leases

Risk Elements, page 33

2. SEC Comment:	We note the significant increases in nonaccrual loans and charge-offs during 2008 and the first quarter of 2009, particularly in the lease category. Please revise your future filings to comprehensively bridge the gap between the significant increases in your nonaccrual and charged-off lease loans with the increase in your allowance for loan losses. For example, discuss in general the relationship between the two lease originators who indicated they could no longer fulfill all of their obligations under contractual recourse provisions and the allowance for loan losses and link this information to the increase in your allowance for loan losses. Discuss in detail the extent to which these loans are collateralized. Provide us with your proposed future disclosure.

In addition, provide us with this information supplementally as of December 31, 2008, March 31, 2009 and June 30, 2009.

Company Response:	We note that SEC Comments 2, 3 and 4 all relate to disclosures regarding our leasing portfolio. Therefore, we will be answering all three comments in this response.

The Company’s methodology for analyzing the adequacy of its allowance for loan and lease losses is in compliance with the Federal Financial Institutions Examination Council Interagency Policy Statement on the Allowance for Loan and Lease Losses, which generally is consistent with the guidance provided by Staff Accounting Bulletin No. 102 – Selected Loan Loss Allowance Methodology and Documentation Issues. The Company uses a matrix to evaluate the adequacy of its allowance based on the criteria described in the Policy Statement, which include: trends in the national and local economy, trends in the loan and lease portfolio of Lakeland Bank, known deterioration in the portfolio, delinquency trends, historical loss experience, quality of lending management, policies and procedures and independent review (the “Evaluation Criteria”). Based on management’s evaluation of these factors, a matrix is applied to the loan and lease portfolio by risk rating. If the factors, such as the economy or delinquency trends, worsen, then the respective matrix percentages applied increase, resulting in a corresponding increase in the required allowance. This evaluation is done on a quarterly basis.

Justin Dobbie, Esq.	August 17, 2009

The Company also continually reviews the value of the collateral underlying its loans and leases as market conditions dictate, but no less frequently than quarterly. In the case of the lease pools described in this document, the collateral predominantly consisted of transportation and construction use vehicles. Since the second quarter of 2008, the collateral values of these vehicles have shown ongoing declines as businesses utilizing these assets have been impacted by the economic downturn resulting in more of these vehicles being repossessed and available for sale. If a lease becomes nonperforming, the Company charges off the lease to its estimated net realizable value. If the collateral shows further deterioration, further charge-offs are made. When the Company repossesses a vehicle, the Company charges off the lease down to the estimated net realizable value of the vehicle and records that amount in other repossessed assets. Any further declines in the collateral value of repossessed vehicles are directly expensed to other repossessed assets expense. The collateral values of the vehicles underlying our nonperforming leases continued to decline from the end of 2008 through the second quarter of 2009, thereby necessitating an increase in charge-offs in the first and second quarters of 2009 and requiring the Company to increase its provisions for lease losses during that time period.

The following disclosures in our Form 10-Q for the period ended June 30, 2009 reflect the application of this methodology to the leasing portfolio in general and, in particular, to the leases acquired from originators that informed us that they could no longer fulfill their contractual recourse obligations. As noted above, these disclosures, and the supplemental information that follows, are responsive to SEC Comments 2 through 4.

In the Form 10-Q for the quarter ended June 30, 2009, under “Provision for Loan and Lease Losses” on page 22, we state the following:

In the second quarter of 2009, a $34.1 million provision for loan and lease losses was recorded compared to an $8.2 million provision for the same period last year. The Company requires a reserve on all its loans and leases based on the financial strength of the borrower, collateral adequacy, delinquency history and other factors discussed under “Risk Elements” below. The reserve for leases is more specifically assessed

Justin Dobbie, Esq.	August 17, 2009

based on the borrower’s payment history, financial strength of the borrower determined through financial information provided or credit scoring criteria, value of the underlying assets and in the case of recourse transactions, the financial strength of the originator (servicer). In the second quarter of 2009, because of continued economic challenges, accelerated deterioration of collateral values due to the supply of transportation and construction vehicles exceeding demand and the resulting affect on delinquencies, the Company increased the reserve percentages on its leases to the highest risk level on its evaluation matrix. Due to continued overcapacity of the collateral impacting resale values, the Company continued to adjust the collateral value of the underlying assets which had the effect of increasing charge-offs. Because of the increase in the calculated reserves, because of the charge-offs recorded in second quarter and due to the Company’s decision to sell pools of leases that represented increased risk to the Company, the Company’s provision for lease losses was $28.4 million. The remainder of the provision for loan and lease losses was allocated to commercial loans. The commercial provision was needed because of the increase in the non-performing commercial loans discussed below in Risk Elements.

Also, in the Form 10-Q for the quarter ended June 30, 2009, under “Risk Elements” on page 28, we state the following:

In the second and fourth quarters of 2008, the Company disclosed that it had two leasing originators that indicated that they could no longer meet all of their obligations under contractual recourse provisions. Lakeland assesses the adequacy of the allowance for its lease portfolio based on the borrower’s payment history, financial strength of the borrower determined through financial information provided or credit scoring criteria, value of the underlying assets and in the case of recourse transactions, the financial strength of the originator (servicer). If the servicer is able to continue servicer advances for delinquent leases, Lakeland assesses a reserve on the lease based on credit scores and delinquency status. In the case of the two originators who could no longer perform under their contractual recourse obligations, once the lease becomes over 90 days past due, the lease is charged down to its net realizable value using a recognized valuation method to the extent available and placed on non-accrual. From that point forward, reserves are adjusted as necessary based on delinquency status and where the lease is in the collection process.

Justin Dobbie, Esq.	August 17, 2009

The collateral underlying the aforementioned lease pools was predominately transportation and construction use vehicles. Because of economic conditions, including fuel costs in 2008 and the general economic downturn further depressing these industries into 2009, leasing delinquencies and declines in collateral value resulted in increased charge-offs and provisions for lease losses into 2009. As a result, management made a decision in the second quarter of 2009 to reduce the risk in its portfolio by selling those two lease pools as well as other lease pools with characteristics that did not fit into the Company’s core banking strategy.

As reported in “Results of Operations,” a $34.1 million provision for loan and lease losses was recorded in the second quarter of 2009 which included a $28.4 million provision for lease losses. This provision was made due to management’s evaluation of identified risk in the lease portfolio as well as the mark-to-market adjustment of $21.6 million on lease pools held for sale.

As to the supplemental information requested as of December 31, 2008, March 31, 2009 and June 30, 2009, please note the following:

Prior to the second quarter of 2008, the Company’s lease portfolio had a history of low delinquencies and low charge-offs as a percentage of average leases. Charge offs, as a percentage of leases outstanding, averaged 0.11% for the two fiscal years ended December 31, 2007. Management assessed the adequacy of the allowance for lease losses utilizing a matrix based on the Evaluation Criteria. The lease portfolios contained pools acquired from originators that had contractual recourse obligations which strengthened the creditworthiness of the leases.

In the second quarter of 2008, we were informed by a lease originator (Originator E) that it could no longer fulfill all of its contractual recourse obligations. In the fourth quarter of 2008, we were informed by a second originator (Originator S) that it could no longer fulfill all of its contractual recourse obligations. Substantially all of the collateral underlying these leases were transportation and construction use vehicles. The lessees leasing this collateral were impacted first by the fuel prices in the summer of 2008 and secondly by the general decline in

Justin Dobbie, Esq.	August 17, 2009

the economy in the second half of 2008 and continuing into 2009. As more of this collateral was repossessed by lenders, the value of the collateral declined and increased provisions and charge-offs were required.

After Originator E informed the Company that it could no longer perform under its contractual recourse obligations, the Company developed a matrix of reserve factors for Originator E that represented a range of loss characteristics for current leases through those over 90 days past due. During 2008, the economy continued to worsen. Fuel prices continued to increase during the summer of 2008. When fuel prices began to improve in the fall of 2008, the remainder of the economy deteriorated, and the need for transportation and construction use vehicles was limited. In the fourth quarter of 2008, when Originator S informed the Company that it could no longer perform under its contractual recourse obligations, the Company applied a similar reserve matrix to Originator S as it did for Originator E. Because of continued deterioration in the economy, for the remaining leases, the Company placed a reduced reliance on recourse obligations of originators and placed more reliance on the payment history of the borrower and credit scoring criteria. Because of the deterioration in the lease portfolio, non-accrual leases increased from $724,000 on December 31, 2007, to $8.5 million on December 31, 2008. Total charge-offs on leases increased from $423,000 in 2007 to $11.1 million in 2008. By December 31, 2008, the Company also had repossessed assets of $3.2 million, which were recorded at their fair value upon repossession. Because of the increase in charge-offs and non-accruals, and because of management’s evaluation of the adequacy of the allowance for lease losses, the Company had a provision for lease losses of $20.0 million in 2008 compared to $1.1 million in 2007. The allowance for lease losses increased from $2.3 million on December 31, 2007 to $11.2 million on December 31, 2008. Bankwide, the allowance for loan and lease losses increased from $14.4 million on December 31, 2007 to $25.1 million on December 31, 2008.

In the first quarter of 2009, there seemed to be little improvement in the economy, and the supply of the transportation and construction use vehicles exceeded the demand for those vehicles. The Company’s allowance for loan and lease losses remained similar to year-end levels. Leasing non-accruals increased to $11.9 million, repossessed assets remained at $3.2 million, and charged-off leases were $5.3 million for the three month period ended March 31, 2009. Our provision for lease losses was $5.7 million, and we maintained our allowance for lease losses at $11.6 million.

Justin Dobbie, Esq.	August 17, 2009

In the second quarter of 2009, due to continued problems in the economy and the accelerating over-supply of transportation use vehicles, the Company increased its matrix percentages to reflect the increasing challenges posed by the lease portfolio. Management also decided in the second quarter to sell pools of leases that represented greater risk to the Company. The Company transferred $35.9 million in leases to held for sale and recorded a fair value adjustment of $9.1 million. These pools, which included leases acquired from Originator E along with some other smaller portfolios and other repossessed assets associated with those portfolios, were sold in the second quarter of 2009. At the same time, the Company recorded $51.7 million of other pools as held for sale, which included leases acquired from Originator S. We recorded an adjustment of $12.5 million to conform the identified lease pools to their fair value. Total non-accruals declined to $2.7 million, other repossessed assets declined to $1.2 million and the allowance for lease losses declined to $6.2 million due to the sale of the lease pool acquired from Originator E, fair value adjustments and $12.2 million in other charge-offs recorded in the second quarter of 2009. We recorded a $28.4 million provision for lease losses during the quarter. Our total allowance for loan and lease losses remained at $24.4 million because we allocated more of the allowance to our commercial loan portfolio as a result of an increase in nonperforming loans in the second quarter of 2009.

3. SEC Comment:	In addition to the above, please revise your future filings to discuss in detail your process for determining the allowance for loan losses for the aforementioned leases (including those leases that are current or less than 30 days past due), in light of the originators’ indications that they could no longer fulfill all of their obligations under contractual recourse provisions. Provide us with your proposed future disclosure.

In addition, provide us with this information supplementally as of December 31, 2008, March 31, 2009 and June 30, 2009.

Company Response:	See Item 2.

Justin Dobbie, Esq.	August 17, 2009

4. SEC Comment:	We note the significant increases in charge-offs during 2008 and the first quarter of 2009, particularly in the lease category. Please revise your future filings to discuss the reason(s) these loans were charged-off and whether they were fully reserved for or if additional provisions were made. Provide us with your proposed future disclosure.

In addition, provide us with this information supplementally as of December 31, 2008, March 31, 2009 and June 30, 2009.

Company Response:	See Item 2.

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page 57

5. SEC Comment:	We note the significant unrealized losses related to your other debt securities at December 31, 2008 and March 31, 2009. Please address the following:

•        Tell us the specific types of securities included within the other debt securities category;

•        If several different types of securities are included, quantify the carrying amounts, related fair values and gross unrealized losses separately; and

•        Provide us a detailed analysis of the securities’ impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comments based on your response.

Justin Dobbie, Esq.	August 17, 2009

Company Response:	The specific types of securities included in the $14 million of amortized cost of other debt securities as of March 31, 2009 were as follows:

	Book Value	Fair Value	Loss
	(in millions)
Corporate bonds	$12.1	$8.0	($4.1)
Preferred securities	1.9	0.8	(1.1)

Total	$14.0	$8.8	($5.2)

Corporate bonds consist of a small number of single issuer corporate debt securities. Virtually all of the unrealized loss related to two particular positions of floating rate securities. One issuer is a major investment bank and the other is a major multi-line insurance company. The securities are rated single (A) and double (AA), respectively, by Standard & Poor. In both instances the market price was impacted by the economic liquidity crisis in late 2008 which significantly widened credit spreads. Since that time however, credit spreads have declined and the loss at June 30, 2009 is approximately 50% less than the loss at March 31, 2009. The preferred securities are single issuer obligations of major financial institutions.

As of each reporting date, the Company evaluates each issuer to determine if additional analysis needs to be performed. The Company considered the following factors at such time:

•       The securities are from major financial institutions, some of which received, and in some instances, repaid, TARP monies from the U.S. Department of the Treasury.

•       The corporate bonds are single issuer obligations, not part of trust preferred pools, which typically have involved more risk than single issuer pools.

•       The securities have a set maturity date. There are no securities with perpetual maturities.

•       All were, and continue to be, current in interest and principal payments as of each reporting date and through June 30, 2009.

•       Based on the available evidence as of the reporting date, the Company believed that the present value of the cash flows that it expected to collect would not be less than the amortized cost basis, and thus, a credit loss did not exist.

•       The Company had no reason to believe that the issuers could not continue to fulfill their obligations.

•       The Company did not intend to sell the securities before the anticipated recovery.

•       It was more likely than not that the Company would not be required to sell the securities before the anticipated recovery.

Justin Dobbie, Esq.	August 17, 2009

It should also be noted that Other Debt Securities total unrealized losses increased in the fourth quarter of 2008 and first quarter of 2009, reflecting the adverse conditions experienced by the U.S. credit markets, not necessarily credit losses isolated to the particular issuers. For example, the total unrealized loss of the Available for Sale Other Debt Securities ranged from $1.4 million to $1.8 million in the first nine months of 2008, increased to $3.8 million in the fourth quarter of 2008 and to $5.2 million in first quarter of 2009 and declined to $2.9 million at June 30, 2009 as the financial markets improved.

As a result of the analysis performed as of each reporting period, the Company concluded that no events had occurred to cause us to believe that the investment securities within Other Debt Securities were more than temporarily impaired at December 31, 2008 and March 31, 2009.

Note 9 – Income Taxes, page 64

6. SEC Comment:	Please revise your future filings to disclose why you believe it is more likely than not that all of your deferred tax assets will be realized. Provide us with your proposed future disclosure.

Company Response:	The following disclosure will be contained in future filings, as applicable:

“The Company evaluates the realizability of its deferred tax assets by examining its earnings history and projected future earnings and by assessing whether it is more likely than not that carryforwards would not be realized. The Company’s management believes that it is more likely than not that all of the Company’s deferred tax assets as of December 31, 20xx will be realized.”

The foregoing disclosure is based upon the following:

•       the Company’s deferred tax assets do not have expiration dates with the exception of a capital loss carryforward of $526,000, which the Company expects to realize by its expiration date;

•       the Company’s earnings history over the last 5 years averaged approximately $25.4 million in pre-tax income; and

•       the projections on future earnings on existing interest earning assets and liabilities.

Justin Dobbie, Esq.	August 17, 2009

Based upon the above factors, we determined that the deferred tax assets recorded at December 31, 2008 were realizable and a valuation allowance was not considered necessary for the year end December 31, 2008.

Item 9A. Controls and Procedures, page 82

7. SEC Comment:	You disclose in your Form 10-K for fiscal year ended December 31, 2008 and in your Form 10-Q for period ended March 31, 2009 that your disclosure controls and procedures “are effective to ensure that the information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.” Rule 13a-15(e) under the Exchange Act defines disclosure controls and procedures as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” The definition also states that disclosure controls and procedures “include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31, 2008 and March 31, 2009 and confirm that you will conform your disclosure in future filings.

Company Response:	The Company hereby confirms that as of December 31, 2008 and March 31, 2009, our disclosure controls and procedures met all of the requirements of Rule 13a-15. We also confirm that the disclosure contained in future filings will contain the additional language underlined in the Staff’s comment.

Justin Dobbie, Esq.	August 17, 2009

Item 11. Executive Compensation, page 85

Executive Compensation, page 10 of Definitive Proxy Statement on Schedule 14A

8. SEC Comment:	It appears that the company may have used performance targets in determining cash bonuses for your named executive officers for the 2008 fiscal year. For example, you state that factors such as increases in net income and maintenance of credit quality thresholds were used as bases for awarding bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Company Response:	The Company used pre-determined specific performance targets of (a) increase in net income and (b) maintenance of credit quality thresholds in determining cash and non-cash bonuses for the named executive officers for 2008. As stated in the 2009 proxy statement, based on the Company’s inability to meet the specified performance targets for the year ended December 31, 2008, the Compensation Committee determined that no bonuses should be awarded. For information as to why the historical performance targets are not included, please see the competitive harm discussion in response to Comment 9. Please also see the response to Comment 9 for the minimum and maximum amounts that could have been achieved for 2008.

9. SEC Comment:	We note that the annual cash bonuses paid to the named executive officers in 2006, 2007 and 2008 are reported under the Bonus column of the Summary Compensation Table. It appears from the disclosure in your compensation discussion and analysis that, based upon the company’s financial performance, named executive officers would be entitled to receive a performance-based bonus under the bonus plan because they achieved certain performance targets. If so, please submit to staff, and confirm that future filings will be revised accordingly, proposed revised disclosure that reports the amounts earned under the bonus plan as a result of the company meeting the performance measures in the Non-Equity Incentive Plan Compensation column. Only amounts paid over and above the amounts earned by meeting the

Justin Dobbie, Esq.	August 17, 2009

performance measures should be reported in the Bonus column. For further guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Additionally, please submit to the staff, and confirm the future filings will be revised accordingly, a proposed revised Grant of Plan Based Awards table which includes all applicable columns. In particular, the table should include the column entitled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” for the company’s cash incentive plan in effect in 2008.

Company Response:	No specific performance targets were established in connection with granting bonuses in 2006 and 2007. While the Compensation Committee considered the Company’s earnings in general in determining bonuses, all bonuses for the years 2006 and 2007 as reported in the Company’s 2009 proxy statement were discretionary. As noted in the preceding response, the Company used specific performance targets in determining cash and non-cash bonuses for the named executive officers for 2008. As the Company did not achieve the specified performance targets, no performance bonuses were awarded to the named executive officers for 2008.

The Board of Directors has determined specific performance targets for the Company and individual executive officers for purposes of granting bonuses for 2009. Accordingly, the 2010 proxy statement will describe the factors used in establishing goals for the Company and for the named executive officers and the comparative roles that Company and individual goals played in determining bonuses for 2009. However, while the minimum (which is zero) and maximum amounts that each named executive officer could receive under the 2009 bonus program will be set forth in the Grants of Plan-Based Awards table, the dollar amount of the specific performance targets will not be included, as to do so would result in competitive harm to the Company, as described herein. The Company’s goals are based on net income and credit quality standards, and to disclose specific thresholds would provide the Company’s competitors with an advantage by giving them insights into the Company’s financial plans. Such information could also be used by competitors to encourage some of the Company’s senior executives to leave their employ with the Company, and even by those entities who may want to undertake a hostile takeover of the Company. For all of these reasons, the Company believes that the specific earnings and credit quality targets of the Company are not required to be disclosed in the 2010 proxy statement, in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

Justin Dobbie, Esq.	August 17, 2009

The individual goals are, in part, qualitative, and include an assessment of the executive’s leadership and contributions to revenue enhancement, cost containment efforts, loan and deposit growth and maintenance of credit quality. To the extent such individual goals are quantitative, the Company does not intend to release them for the reasons described above with respect to the Company’s goals.

Please note that while the goals of the 2009 bonus plan are set forth in dollars, the plan provided that if the performance targets were achieved, the actual bonuses would be made in grants of restricted stock under the Company’s 2009 Equity Compensation Program. Accordingly, any such restricted stock grants will be reported in the “Stock Awards” column of the Summary Compensation Table. In addition, in accordance with Question 120.01 of the SEC Division of Corporate Finance’s “Compliance and Disclosure Interpretations: Regulation S-K,” in the Grants of Plan-Based Awards table, captions for column’s (f) through (h) will be changed to show $ rather than #, and a footnote will indicate that the bonuses were paid out in restricted stock.

The Company proposes to include the following disclosure in its 2010 proxy statement:

The disclosure under the sub-caption “Bonus” under “Specific Elements of our Compensation Program” in the “Compensation Discussion and Analysis” will read as follows:

“Bonus. In 2009, each of the Named Officers had an opportunity to earn a bonus, based on the achievement of specific performance targets. The bonus for Mr. Shara, the Company’s President and Chief Executive Officer, was based exclusively on the achievement of Company goals based on increases in the Company’s net income. The bonus for the Chief Operating Officer was based 80% on the achievement of Company goals and 20% on the achievement of individual goals. The bonuses for the other Named Officers were based 65% on the achievement of Company goals and 35% on the achievement of individual goals. The individual performance criteria included an assessment of the executive’s leadership and contributions to revenue enhancement, cost containment efforts, loan and deposit growth and maintenance of credit quality.

Justin Dobbie, Esq.	August 17, 2009

The 2009 bonuses were denominated in dollars, but paid out in the form of restricted stock awards under the Company’s 2009 Equity Compensation Program. Those restricted stock awards are set forth under the “Stock Awards” column of the Summary Compensation Table. The minimum and maximum bonus amounts that each Named Officer could have received are set forth in the Grants of Plan-Based Awards table.

Bonuses were discretionary for 2007, and no specific performance targets were established for bonuses for that year. For 2008, the Company used pre-determined specific performance targets of (a) increase in income and (b) maintenance of credit quality thresholds in determining cash and noncash bonuses for the named executive officers. As the Company did not achieve these specific performance targets, no bonuses were paid for 2008.”

The form of the Grants of Plan-Based Awards table for 2008 should have included the following additional columns:

Name (a)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)
Roger Bosma (1)	—	—	—	—	—	—
Thomas J. Shara	0	120,000	(2)	0	120,000	(2)
Robert A. Vandenbergh	0	66,250	(2)	0	66,250	(2)
Joseph F. Hurley	0	48,000	(2)	0	48,000	(2)
Jeffrey J. Buonforte	0	41,000	(2)	0	41,000	(2)
Louis E. Luddecke	0	41,000	(2)	0	41,000	(2)

(1)	Mr. Bosma retired on April 1, 2008 and was ineligible to participate in the 2008 executive bonus program.

Justin Dobbie, Esq.	August 17, 2009

(2)	Although the 2008 non-equity and equity compensation plans did not provide for maximum bonus awards, the minimum established performance targets were not achieved, and therefore, no bonuses were paid. The amounts in the columns under Estimated Future Payouts Under Equity Incentive Plan Awards are denominated in dollars, although if there had been payouts (which there were not), they would have been made in grants of restricted stock awards.

The form of the Grants of Plan-Based Awards table in the 2010 proxy statement will be as follows:

Name (a)	Grant Date (b)	Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All other Stock Awards: Number of Shares of Stock or	All other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
		Threshold ($)(f)	Target ($)(g)	Maximum ($)(h)	Units (#)(i)	Options (#)(j)	Awards ($/Sh)(k)	Awards ($)(l)
Thomas J. Shara		0	186,750	207,500
Robert A. Vandenbergh		0	112,520	145,000
Joseph F. Hurley		0	80,313	125,000
Jeffrey J. Buonforte		0	68,266	106,250
Louis E. Luddecke		0	68,266	106,250

(1)	The amounts in the columns under Estimated Future Payouts Under Equity Incentive Plan Awards are denominated in dollars, although the payouts were made in grants of restricted stock awards under the Company’s 2009 Equity Compensation Program. The actual stock awards granted under the Company’s 2009 bonus plan upon the achievement of performance targets are set forth in the Summary Compensation Table under the column “Stock Awards.” For a description of the Company’s 2009 bonus plan, see “Bonus” under the Compensation Discussion and Analysis.

10. SEC Comment:	It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Justin Dobbie, Esq.	August 17, 2009

Company Response:	The Company looked at the base salaries of the companies named below, which it considered peers based on asset size, in 2007 for the purpose of establishing the 2008 salary for the Company’s new President and Chief Executive Officer and evaluating the salaries of the other executives. The salaries for individuals holding these positions at the peer group institutions were reviewed to determine if the Company’s salaries were generally aligned with the peer group. The Compensation Committee did not decide that the salaries for the Company’s CEO and other executives should be a specified percentage above or below, or equal to, the comparable numbers for the peer group. The Compensation Committee determined that the 2008 salaries for its CEO and executives were generally aligned with the salaries in the peer group. Benchmarking is not being used in 2009.

The names of peers considered by the Company in 2007 for the purpose of establishing 2008 compensation were as follows: Arrow Financial Corp., Financial Institutions, Inc., Harleysville National Corp., Omega Financial Corporation, Royal Bancshares of Pennsylvania, Inc., S&T Bancorp, Inc., State Bancorp, Inc., Sterling Bancorp, Inc., Sterling Financial Corp., Suffolk Bancorp., Sun Bancorp, Inc., Tompkins Financial Corp. and Univest Corporation of Pennsylvania.

11. SEC Comment:	You state that Lakeland Bank has had, and expects to have in the future, transactions in the ordinary course of business with directors, officers, principal shareholders, and their associates, on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others and that do not involve more than the normal risk of collectability or other unfavorable features. Please tell us what type of transactions these are. If these transactions are loans, please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Justin Dobbie, Esq.	August 17, 2009

Company Response:	The Company confirms that the language referred to in the Staff’s Comment was intended to mean loans. The disclosure will read as follows in future filings:

“Lakeland Bank has made, and expects to make in the future, in the ordinary course of business, loans to directors, officers, principal shareholders and their associates. All loans to such persons were made, and will be made, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or Lakeland Bank.”

Exhibits 31.1 and 31.2

12. SEC Comment:	We note that you have replaced the word “report” with “annual report” in paragraphs 2 and 3 of the certification. We also note that you have replaced the word “financial” with “fiscal” in paragraph 4(d) of the certification. In future filings, the certification should be revised to conform with Item 601(b)(31) of Regulation S-K.

Company Response:	The Company hereby confirms that in future filings the certifications will conform to the exact language contained in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Note 11 – Preferred Stock, page 11

13. SEC Comment:	Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

•        The market rate (discount rate) used when deriving the fair value of the preferred stock;

•        The period over which the cash flows were discounted when deriving the fair value of the preferred stock;

•        The specific Black-Scholes assumptions used to calculate the fair value of the common stock warrants; and

•        The method used to amortize the discount on the preferred stock.

Justin Dobbie, Esq.	August 17, 2009

Company Response:	The following disclosure was contained in the Form 10-Q for the quarter ended June 30, 2009, under “Note. 11 Preferred Stock” on page 15, and will be contained in future filings, if applicable:

“On February 6, 2009, under the Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP), the Company issued 59,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A preferred stock”) to the U.S. Department of the Treasury for a purchase price of $59.0 million. The Series A preferred stock has a 5% annual dividend rate for the first five years and a 9% annual dividend thereafter if the preferred shares are not redeemed by the Company. The Company may redeem the Series A preferred stock with the consent of the Treasury Department in conjunction with the Company’s primary regulator at any time.

In conjunction with the issuance of our Series A preferred stock, the Company also issued a warrant to purchase 949,571 shares of the Company’s common stock to the Treasury Department. The warrant has a 10-year term and is immediately exercisable at an exercise price, subject to anti-dilution adjustments, of $9.32 per share.

The proceeds from the Treasury Department are allocated to the Series A preferred stock and the warrant based on their relative fair values. The fair value of the Series A preferred stock was determined through a discounted future cash flow model. The Company calculated the fair value of the Series A preferred stock by using a 14% discount rate and discounting the cash flows over a 10 year period. A Black-Scholes pricing model was used to calculate the fair value of the warrant. The Black-Scholes model used the following assumptions: a dividend yield of 5.12%, volatility of 32% and a risk-free interest rate of 3.05%.

A $3.3 million discount is being amortized over a five year period using a level yield method. The effective yield on the amortization of the Series A preferred stock is approximately 6.36%. In determining net income (loss) available to common shareholders, the periodic amortization and the cash dividend on the Series A preferred stock are subtracted from net income (loss).”

Closing Comments

The Company hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Justin Dobbie, Esq.	August 17, 2009

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at 973-697-2000 ext. 274, or if you cannot reach me, our outside corporate counsel, Laura R. Kuntz (973-597-2398), of Lowenstein Sandler PC.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Senior Vice President and General Counsel

cc:	Peter H. Ehrenberg, Esq.

Laura R. Kuntz, Esq.